# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cerebras Systems, Inc., CIK 0002021728
CUSIP: US15675D1037
Title of class of securities: Class A common stock, $0.00001 par value per share
Address of issuer's principal executive offices: 1237 E. Arques Avenue, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0001675124
Persons authorized to receive notices and communications: Lior Susan, Managing Member, Eclipse Ventures, 541 High Street, Suite 4, Palo Alto, California (CA), 94301, (650) 720-4667

## Reporting persons
- Eclipse Continuity GP I, LLC (CIK 0001675124): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 800,358; sole dispositive power 0; shared dispositive power 800,358; aggregate amount beneficially owned 800,358 (0.4% of the class)
  Comment: Represents 800,358 shares of Class B common stock (the Class B common stock) which are convertible at any time at the option of the holder into shares of Class A common stock (as defined in Item 1(a)) on a one-for-one basis. All shares are held by Eclipse Continuity I (as defined in Item 2(a)). Eclipse Continuity GP (as defined in Item 2(a)) is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Mr. Susan (as defined in Item 2(a)), a member of the Issuer's Board (as defined in Item 2(a)), is the sole managing member of Eclipse Continuity GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 219,610,345 shares of common stock outstanding, consisting of (i) 34,500,000 shares of Class A common stock outstanding as of May 15, 2026, following the closing of the Issuer's (as defined in Item 1(a) below) initial public offering of its Class A common stock (the Offering), as reported by the Issuer in its prospectus filed with the United States Securities and Exchange Commission (the Commission) on May 14, 2026 (the Prospectus), which includes the full exercise of the underwriters' option to purchase 4,500,000 additional shares of Class A common stock (the Underwriters' Option), plus (ii) 185,304,949 shares of Class B common stock outstanding as of May 15, 2026, as reported by the Issuer in the Prospectus. The shares of Class A common stock and Class B common stock have the same rights, privileges, preferences, and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets, or winding up of the Issuer), share ratably and are identical in all respects and as to all matters, except that the holders of shares of Class A common stock are entitled to one vote per share of Class A common stock and the holders of Class B common stock are entitled to twenty votes per share of Class B common stock.
- Eclipse Continuity Fund I, L.P. (CIK 0001675126): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 800,358; sole dispositive power 0; shared dispositive power 800,358; aggregate amount beneficially owned 800,358 (0.4% of the class)
  Comment: Represents 800,358 shares of Class B common stock which are convertible at any time at the option of the holder into shares of Class A common stock on a one-for-one basis. All shares are held by Eclipse Continuity I. Eclipse Continuity GP is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Mr. Susan, a member of the Issuer's Board, is the sole managing member of Eclipse Continuity GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 219,610,345 shares of common stock outstanding, consisting of (i) 34,500,000 shares of Class A common stock outstanding as of May 15, 2026, following the closing of the Offering, as reported in the Prospectus, which includes the full exercise of the Underwriters' Option, plus (ii) 185,304,949 shares of Class B common stock outstanding as of May 15, 2026, as reported by the Issuer in the Prospectus. The shares of Class A common stock and Class B common stock have the same rights, privileges, preferences, and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets, or winding up of the Issuer), share ratably and are identical in all respects and as to all matters, except that the holders of shares of Class A common stock are entitled to one vote per share of Class A common stock and the holders of Class B common stock are entitled to twenty votes per share of Class B common stock.
- Eclipse Ventures GP I, LLC (CIK 0001843678): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,517,493; sole dispositive power 0; shared dispositive power 5,517,493; aggregate amount beneficially owned 5,517,493 (2.5% of the class)
  Comment: Represents 5,517,493 shares of Class B common stock which are convertible at any time at the option of the holder into shares of Class A common stock on a one-for-one basis. All shares are held by Eclipse I (as defined in Item 2(a)). Eclipse I GP (as defined in Item 2(a)) is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Mr. Susan, a member of the Issuer's Board, is the sole managing member of Eclipse I GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 219,610,345 shares of common stock outstanding, consisting of (i) 34,500,000 shares of Class A common stock outstanding as of May 15, 2026, following the closing of the Offering, as reported in the Prospectus, which includes the full exercise of the Underwriters' Option, plus (ii) 185,304,949 shares of Class B common stock outstanding as of May 15, 2026, as reported by the Issuer in the Prospectus. The shares of Class A common stock and Class B common stock have the same rights, privileges, preferences, and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets, or winding up of the Issuer), share ratably and are identical in all respects and as to all matters, except that the holders of shares of Class A common stock are entitled to one vote per share of Class A common stock and the holders of Class B common stock are entitled to twenty votes per share of Class B common stock.
- Eclipse Ventures Fund I, L.P. (CIK 0001641394): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,517,493; sole dispositive power 0; shared dispositive power 5,517,493; aggregate amount beneficially owned 5,517,493 (2.5% of the class)
  Comment: Represents 5,517,493 shares of Class B common stock which are convertible at any time at the option of the holder into shares of Class A common stock on a one-for-one basis. All shares are held by Eclipse I. Eclipse I GP is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Mr. Susan, a member of the Issuer's Board, is the sole managing member of Eclipse I GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 219,610,345 shares of common stock outstanding, consisting of (i) 34,500,000 shares of Class A common stock outstanding as of May 15, 2026, following the closing of the Offering, as reported in the Prospectus, which includes the full exercise of the Underwriters' Option, plus (ii) 185,304,949 shares of Class B common stock outstanding as of May 15, 2026, as reported by the Issuer in the Prospectus. The shares of Class A common stock and Class B common stock have the same rights, privileges, preferences, and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets, or winding up of the Issuer), share ratably and are identical in all respects and as to all matters, except that the holders of shares of Class A common stock are entitled to one vote per share of Class A common stock and the holders of Class B common stock are entitled to twenty votes per share of Class B common stock.
- Eclipse SPV II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,548,466; sole dispositive power 0; shared dispositive power 6,548,466; aggregate amount beneficially owned 6,548,466 (3% of the class)
  Comment: Represents 6,548,466 shares of Class B common stock which are convertible at any time at the option of the holder into shares of Class A common stock on a one-for-one basis. All shares are held by Eclipse SPV II (as defined in Item 2(a)). Eclipse SPV II GP (as defined in Item 2(a)) is the general partner of Eclipse SPV II and may be deemed to have voting and dispositive power over the shares held by Eclipse SPV II. Mr. Susan, a member of the Issuer's Board, is the sole managing member of Eclipse SPV II GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 219,610,345 shares of common stock outstanding, consisting of (i) 34,500,000 shares of Class A common stock outstanding as of May 15, 2026, following the closing of the Offering, as reported in the Prospectus, which includes the full exercise of the Underwriters' Option, plus (ii) 185,304,949 shares of Class B common stock outstanding as of May 15, 2026, as reported by the Issuer in the Prospectus. The shares of Class A common stock and Class B common stock have the same rights, privileges, preferences, and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets, or winding up of the Issuer), share ratably and are identical in all respects and as to all matters, except that the holders of shares of Class A common stock are entitled to one vote per share of Class A common stock and the holders of Class B common stock are entitled to twenty votes per share of Class B common stock.
- Eclipse SPV II, L.P. (CIK 0001791665): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 6,548,466; sole dispositive power 0; shared dispositive power 6,548,466; aggregate amount beneficially owned 6,548,466 (3% of the class)
  Comment: Represents 6,548,466 shares of Class B common stock which are convertible at any time at the option of the holder into shares of Class A common stock on a one-for-one basis. All shares are held by Eclipse SPV II. Eclipse SPV II GP is the general partner of Eclipse SPV II and may be deemed to have voting and dispositive power over the shares held by Eclipse SPV II. Mr. Susan, a member of the Issuer's Board, is the sole managing member of Eclipse SPV II GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 219,610,345 shares of common stock outstanding, consisting of (i) 34,500,000 shares of Class A common stock outstanding as of May 15, 2026, following the closing of the Offering, as reported in the Prospectus, which includes the full exercise of the Underwriters' Option, plus (ii) 185,304,949 shares of Class B common stock outstanding as of May 15, 2026, as reported by the Issuer in the Prospectus. The shares of Class A common stock and Class B common stock have the same rights, privileges, preferences, and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets, or winding up of the Issuer), share ratably and are identical in all respects and as to all matters, except that the holders of shares of Class A common stock are entitled to one vote per share of Class A common stock and the holders of Class B common stock are entitled to twenty votes per share of Class B common stock.
- Eclipse SPV XIII GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 599,880; sole dispositive power 0; shared dispositive power 599,880; aggregate amount beneficially owned 599,880 (0.3% of the class)
  Comment: Represents 599,880 shares of Class B common stock which are convertible at any time at the option of the holder into shares of Class A common stock on a one-for-one basis. All shares are held by Eclipse SPV XIII (as defined in Item 2(a)). Eclipse SPV XIII GP (as defined in Item 2(a)) is the general partner of Eclipse SPV XIII and may be deemed to have voting and dispositive power over the shares held by Eclipse SPV XIII. Mr. Susan, a member of the Issuer's Board, is the sole managing member of Eclipse SPV XIII GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 219,610,345 shares of common stock outstanding, consisting of (i) 34,500,000 shares of Class A common stock outstanding as of May 15, 2026, following the closing of the Offering, as reported in the Prospectus, which includes the full exercise of the Underwriters' Option, plus (ii) 185,304,949 shares of Class B common stock outstanding as of May 15, 2026, as reported by the Issuer in the Prospectus. The shares of Class A common stock and Class B common stock have the same rights, privileges, preferences, and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets, or winding up of the Issuer), share ratably and are identical in all respects and as to all matters, except that the holders of shares of Class A common stock are entitled to one vote per share of Class A common stock and the holders of Class B common stock are entitled to twenty votes per share of Class B common stock.
- Eclipse SPV XIII, L.P. (CIK 0001943130): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 599,880; sole dispositive power 0; shared dispositive power 599,880; aggregate amount beneficially owned 599,880 (0.3% of the class)
  Comment: Represents 599,880 shares of Class B common stock which are convertible at any time at the option of the holder into shares of Class A common stock on a one-for-one basis. All shares are held by Eclipse SPV XIII. Eclipse SPV XIII GP is the general partner of Eclipse SPV XIII and may be deemed to have voting and dispositive power over the shares held by Eclipse SPV XIII. Mr. Susan, a member of the Issuer's Board, is the sole managing member of Eclipse SPV XIII GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 219,610,345 shares of common stock outstanding, consisting of (i) 34,500,000 shares of Class A common stock outstanding as of May 15, 2026, following the closing of the Offering, as reported in the Prospectus, which includes the full exercise of the Underwriters' Option, plus (ii) 185,304,949 shares of Class B common stock outstanding as of May 15, 2026, as reported by the Issuer in the Prospectus. The shares of Class A common stock and Class B common stock have the same rights, privileges, preferences, and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets, or winding up of the Issuer), share ratably and are identical in all respects and as to all matters, except that the holders of shares of Class A common stock are entitled to one vote per share of Class A common stock and the holders of Class B common stock are entitled to twenty votes per share of Class B common stock.
- Lior Susan (CIK 0001832895): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,466,197; sole dispositive power 0; shared dispositive power 13,466,197; aggregate amount beneficially owned 13,466,197 (6.1% of the class)
  Comment: Consists of (i) 800,358 shares of Class B common stock held by Eclipse Continuity I, (ii) 5,517,493 shares of Class B common stock held by Eclipse I, (iii) 6,548,466 shares of Class B common stock held by Eclipse SPV II, and (iv) 599,880 shares of Class B common stock held by Eclipse SPV XIII. The Class B common stock is convertible at any time at the option of the holder into shares of Class A common stock on a one-for-one basis. Eclipse Continuity GP is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Eclipse I GP is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Eclipse SPV II GP is the general partner of Eclipse SPV II and may be deemed to have voting and dispositive power over the shares held by Eclipse SPV II. Eclipse SPV XIII GP is the general partner of Eclipse SPV XIII and may be deemed to have voting and dispositive power over the shares held by Eclipse SPV XIII. Mr. Susan, a member of the Issuer's Board, is the sole managing member of each of Eclipse Continuity GP, Eclipse I GP, Eclipse SPV II GP, and Eclipse SPV XIII GP and may be deemed to have voting and dispositive power with respect to the shares held by each of Eclipse Continuity I, Eclipse I, Eclipse SPV II, and Eclipse SPV XIII.
  
  Based on 219,610,345 shares of common stock outstanding, consisting of (i) 34,500,000 shares of Class A common stock outstanding as of May 15, 2026, following the closing of the Offering, as reported in the Prospectus, which includes the full exercise of the Underwriters' Option, plus (ii) 185,304,949 shares of Class B common stock outstanding as of May 15, 2026, as reported by the Issuer in the Prospectus. The shares of Class A common stock and Class B common stock have the same rights, privileges, preferences, and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets, or winding up of the Issuer), share ratably and are identical in all respects and as to all matters, except that the holders of shares of Class A common stock are entitled to one vote per share of Class A common stock and the holders of Class B common stock are entitled to twenty votes per share of Class B common stock.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.00001 par value per share
Name of issuer: Cerebras Systems, Inc.
Address of issuer's principal executive offices: 1237 E. Arques Avenue, Sunnyvale, California (CA), 94085

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Eclipse Ventures Fund I, L.P. (Eclipse I), Eclipse Ventures GP I, LLC (Eclipse I GP), Eclipse Continuity Fund I, L.P. (Eclipse Continuity I), Eclipse Continuity GP I, LLC (Eclipse Continuity GP), Eclipse SPV II, L.P. (Eclipse SPV II), Eclipse SPV II GP, LLC (Eclipse SPV II GP), Eclipse SPV XIII, L.P. (Eclipse SPV XIII), Eclipse SPV XIII GP, LLC (Eclipse SPV XIII GP, and together with Eclipse I, Eclipse I GP, Eclipse Continuity I, Eclipse SPV II, Eclipse SPV II GP, Eclipse SPV XIII, the Reporting Entities) and Lior Susan (Mr. Susan), a member of the Issuer's board of directors (the Board). The Reporting Entities and Mr. Susan are collectively referred to as the Reporting Persons. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address: The address of the principal offices of each Reporting Entity and the business address of Mr. Susan is 514 High Street, Suite 4, Palo Alto, California 94301.
Present principal occupation or employment: Each Reporting Entity is a venture capital investment entity. Mr. Susan is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Mr. Susan is the sole managing member of (i) Eclipse Continuity GP, the general partner of Eclipse Continuity I, (ii) Eclipse I GP, the general partner of Eclipse I, (iii) Eclipse SPV II GP, the general partner of Eclipse SPV II, and (iv) Eclipse SPV XIII GP, the general partner of Eclipse SPV XIII.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Eclipse Continuity GP, Eclipse I GP, Eclipse SPV II GP, and Eclipse SPV XIII GP is a limited liability company organized under the laws of the State of Delaware. Each of Eclipse Continuity I, Eclipse I, Eclipse SPV II, and Eclipse SPV XIII is a limited partnership organized under the laws of the State of Delaware. Mr. Susan is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In May 2016, Eclipse I purchased 4,419,405 shares of the Issuer's Series A Preferred Stock for a purchase price of $0.85 per share and an aggregate purchase price of approximately $3.76 million.

In January 2017, Eclipse I purchased 599,465 shares of the Issuer's Series B Preferred Stock for a purchase price of $2.75449 per share and an aggregate purchase price of approximately $1.65 million.

In July 2017, Eclipse Continuity I purchased 486,175 shares of the Issuer's Series C Preferred Stock for a purchase price of $8.9474 per share and an aggregate purchase price of approximately $4.35 million.

In November 2018, Eclipse Continuity I purchased 309,678 shares of the Issuer's Series D Preferred Stock for a purchase price of $16.1458 per share and an aggregate purchase price of approximately $5.0 million.

In November 2019, Eclipse SPV II purchased 6,548,466 shares of the Issuer's Series E Preferred Stock for a purchase price of $18.3249 per share and an aggregate purchase price of approximately $120.0 million.

In October 2021, Eclipse Continuity I purchased 4,505 shares of the Issuer's Series F Preferred Stock for a purchase price of $27.7448 per share and an aggregate purchase price of approximately $0.125 million.

In October 2021, Eclipse I purchased 4,505 shares of the Issuer's Series F Preferred Stock for a purchase price of $27.7448 per share and an aggregate purchase price of approximately $0.125 million.

In June 2017, Eclipse I purchased 494,118 shares of the Issuer's Class B common stock for a purchase price of $0.36 per share for an aggregate purchase price of approximately $0.178 million.

In August 2022, Eclipse SPV XIII purchased 599,880 shares of the Issuer's Class B common stock for a purchase price of $16.7525 per share for an aggregate purchase price of approximately $10.0 million.

On May 15, 2026, effective upon the closing of the Offering, each series of the Issuer's preferred stock automatically converted, for no consideration, into shares of the Class B common stock. Following the conversion, each Reporting Person directly held such number of shares of Common Stock set forth in Item 11 of their respective Cover Pages.

All shares of the capital stock of the Issuer purchased by Eclipse Continuity I, Eclipse I, Eclipse SPV II, and Eclipse SPV XIII have been purchased using investment funds provided to Eclipse Continuity I, Eclipse I, Eclipse SPV II, and Eclipse SPV XIII by its limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Class A Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Class A Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreements of Eclipse Continuity GP, Eclipse I GP, Eclipse SPV II GP, and Eclipse SPV XIII GP, the general partner and limited partners of each of Eclipse Continuity I, Eclipse I, Eclipse SPV II, and Eclipse SPV XIII and may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons and certain of the Issuer's other investors entered into the Amended and Restated Investors Rights Agreement, dated January 28, 2026 (the Rights Agreement). Following the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer's Registration Statement on Form S-1 (File No. 333-295145) and declared effective by the Commission on May 13, 2026 (the Registration Statement), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of the Reporting Persons entered into lock-up agreements, pursuant to which the Reporting Persons have agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer's securities held by each of the Reporting Persons for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of such lock-up agreements are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement as attached as Exhibit A to the Underwriting Agreement filed with to the Registration Statement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated May 22, 2026, by and among the Reporting Persons (filed herewith).

Exhibit 2: Amended and Restated Investors Rights Agreement, dated January 28, 2026, by and among the Registrant and certain of its stockholders, (filed as Exhibit 4.3 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on May 11, 2026 (SEC File No. 333-295145) and incorporated herein by reference).

Exhibit 3: Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on May 11, 2026 (SEC File No. 333-295145) and incorporated herein by reference).

## Signatures
- Eclipse Continuity GP I, LLC: /s/ Lior Susan, Lior Susan, Managing Member (05/22/2026)
- Eclipse Continuity Fund I, L.P.: /s/ Lior Susan, Lior Susan, Managing Member (05/22/2026)
- Eclipse Ventures GP I, LLC: /s/ Lior Susan, Lior Susan, Managing Member (05/22/2026)
- Eclipse Ventures Fund I, L.P.: /s/ Lior Susan, Lior Susan, Managing Member (05/22/2026)
- Eclipse SPV II GP, LLC: /s/ Lior Susan, Lior Susan, Managing Member (05/22/2026)
- Eclipse SPV II, L.P.: /s/ Lior Susan, Lior Susan, Managing Member (05/22/2026)
- Eclipse SPV XIII GP, LLC: /s/ Lior Susan, Lior Susan, Managing Member (05/22/2026)
- Eclipse SPV XIII, L.P.: /s/ Lior Susan, Lior Susan, Managing Member (05/22/2026)
- Lior Susan: /s/ Lior Susan, Lior Susan (05/22/2026)